Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262550

Prospectus Supplement

(To the Prospectus Dated February 10, 2022,

As supplemented by the Prospectus Supplement Dated September 15, 2022)

1,071,433 Shares of Common Stock

Under that certain prospectus, dated February 10, 2022 (the “Prospectus”), filed as part of our registration statement on Form S-1 (File No. 333-262550), as initially supplemented by the Prospectus Supplement, dated September 15, 2022 (the “First Prospectus Supplement”), NovaBay Pharmaceuticals, Inc. (the “Company”) registered for resale, from time to time, by the selling stockholders named in the Prospectus (the “Selling Stockholders”) up to 1,071,433 shares (the “Warrant Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), underlying the Common Stock purchase warrants (the “November 2021 Warrants”) issued by the Company as part of the units that were sold to each of the Selling Stockholders in a private placement that closed on November 2, 2021 (the “2021 Private Placement”). Subsequent to the closing of the 2021 Private Placement, as described in the First Prospectus Supplement and filings that the Company has made with the U.S. Securities and Exchange Commission that are incorporated into this second prospectus supplement (this “Second Prospectus Supplement”), the Company completed a warrant reprice transaction on September 9, 2022 (“2022 Warrant Reprice Transaction”). In connection with the 2022 Warrant Reprice Transaction, each Selling Stockholder entered into reprice letter agreements with the Company that provided for the November 2021 Warrants held by each Selling Stockholder to be amended (as so amended, the “Amended November 2021 Warrants”) to among other things (i) reduce the exercise price to $6.30 per share and (ii) extend the termination date.

This Second Prospectus Supplement modifies, supersedes and supplements certain information contained or incorporated by reference in the Prospectus, as supplemented by the First Prospectus Supplement. This Second Prospectus Supplement should be read in conjunction with the Prospectus and the First Prospectus Supplement, which are both to be delivered with this Second Prospectus Supplement. If there is any inconsistency between the information in the Prospectus, the First Prospectus Supplement and this Second Prospectus Supplement, you should rely on the information in this Second Prospectus Supplement. This Second Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and First Prospectus Supplement, including any future amendments or supplements to it. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

On November 15, 2022, we effected a 1-for-35 reverse stock split of our outstanding Common Stock (the “Reverse Stock Split”). All share numbers and share price data included in this Second Prospectus Supplement have been adjusted to give effect to the Reverse Stock Split.

Our Common Stock is listed on the NYSE American under the symbol “NBY.” The last reported sale price of our Common Stock on May 30, 2023 was $0.65 per share.

Investing in our Common Stock involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described under the caption “Risk Factors” on page 8 of the Prospectus and in the documents incorporated by reference into the Prospectus and in any amendments or supplements to it.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

2023 PRIVATE PLACEMENT AND WARRANT AMENDMENT AGREEMENTS

As disclosed in the Company’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 27, 2023 (the “Current Report”), we entered into a Securities Purchase Agreement (the “2023 Securities Purchase Agreement”) with certain existing accredited institutional investors (the “2023 Purchasers”) that provided for the issuance and sale in a private placement transaction (the “2023 Private Placement”) of (i) $3.3 million aggregate principal amount of Original Issue Discount Senior Secured Convertible Debentures Due November 1, 2024 (the “Debentures”), which may be converted or redeemed into up to an aggregate of 2,538,464 shares of Common Stock, (ii) new long-term Series B-1 warrants to purchase Common Stock, which are exercisable for up to an aggregate of 2,538,464 shares of Common Stock, and (iii) new short-term Series B-2 warrants to purchase Common Stock, which are exercisable for up to an aggregate of 2,538,464 shares of Common Stock. The closing of the 2023 Private Placement occurred on May 1, 2023. In connection with the closing of the 2023 Private Placement, Common Stock purchase warrants that the Company previously issued, which were owned by the 2023 Purchasers as well as certain other existing investors in prior Company private placements and warrant reprice transactions, were amended to lower the exercise price from $6.30 per share to $1.50 per share pursuant to Warrant Amendment Agreements (“Warrant Amendment Agreement”). The Selling Stockholders who were 2023 Purchasers in the 2023 Private Placement, Alpha Capital Anstalt, Altium Growth Fund, LP, Bigger Capital Fund, LP and District 2 Capital Fund LP, each entered into a Warrant Amendment Agreement that provided for its respective Common Stock purchase warrants to be amended, including the Amended November 2021 Warrants that each owned. The Amended November 2021 Warrants held by the other Selling Stockholders named in the Prospectus who did not participate in the 2023 Private Placement will continue to have an exercise price of $6.30 per share.

Since not all of the Amended November 2021 Warrants were amended, references in the Prospectus, as amended by this Second Prospectus Supplement, to the exercise price shall be $1.50 per share for only the Amended November 2021 Warrants held by the four Selling Stockholders listed above who were 2023 Purchasers, and references to the exercise price shall be $6.30 per share for all other Amended November 2021 Warrants held by the other Selling Stockholders named in the Prospectus, who were not 2023 Purchasers.

This Second Prospectus Supplement is being filed to update the information in the Prospectus and the First Prospectus Supplement with the information summarized above and contained in the Current Report as well as other documents incorporated into the Prospectus.

The date of this prospectus supplement is May 31, 2023.